UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                                  VOXCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    92907X108
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                                 (CUSIP Number)


                                 Philip Kozloff
                           Sixth Avenue Associates LLC
                             c/o Keswick Management
                     1330 Avenue of the Americas, 27th Floor
                               New York, NY 10019
                                 (212) 489-2288
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                    Copy to:
                               Reade H. Ryan, Jr.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                               New York, NY 10022
                                 (212) 848-4000

                                December 18, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 92907X108                                           Page 2 of 14 Pages

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Sixth Avenue Associates LLC, 13-4187021
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a) [ ]
          (b) [X]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e).                                               [  ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER

                                       0
         NUMBER OF                ----------------------------------------------
          SHARES                  8    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                      72,076,475
           EACH                   ----------------------------------------------
        REPORTING                 9    SOLE DISPOSITIVE POWER
          PERSON
           WITH                        0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

                                       72,076,475
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          72,076,475
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                [  ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          31.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 92907X108                                           Page 3 of 14 Pages

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Thorn Tree Management LLC, 13-4041208
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a) [ ]
          (b) [X]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e).                                               [  ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER

                                       0
         NUMBER OF                ----------------------------------------------
          SHARES                  8    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                      22,076,475
           EACH                   ----------------------------------------------
        REPORTING                 9    SOLE DISPOSITIVE POWER
          PERSON
           WITH                        0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

                                       22,076,475
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          22,076,475
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                [  ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 92907X108                                           Page 4 of 14 Pages

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Dorothy D. Eweson
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a) [ ]
          (b) [X]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e).                                               [  ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER

                                       0
         NUMBER OF                ----------------------------------------------
          SHARES                  8    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                      72,076,475*
           EACH                   ----------------------------------------------
        REPORTING                 9    SOLE DISPOSITIVE POWER
          PERSON
           WITH                        0
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

                                       72,076,475*
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          72,076,475*
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                [  ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          31.3%*
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          IN
--------------------------------------------------------------------------------
    -----------------

* Dorothy D. Eweson, through her nominee Colpay & Co., a New York general partnership, is the sole member of Sixth Avenue Associates LLC. Sixth Avenue Associates LLC is the sole member of Thorn Tree Management LLC. Together, Sixth Avenue Associates LLC and Thorn Tree Management LLC beneficially own 72,076,475 Shares of the Issuer, representing 31.3% of such shares. As a result of her ownership of all of the outstanding membership interests in Sixth Avenue Associates LLC, Dorothy D. Eweson may be deemed the beneficial owner, with shared dispositive and voting power, of 72,076,475 Shares of the Issuer, representing approximately 31.3% of such shares.

Item 1.  Security and Issuer.

         This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Shares"), of Voxcorp, Inc., a Utah corporation (the "Issuer"). The Issuer's principal executive offices are located at 9301 Wilshire Boulevard, Suite 201, Beverly Hills, California 90210.

Item 2.  Identity and Background.

(a) This Statement is being filed by Sixth Avenue Associates LLC, a Delaware limited liability company ("Sixth Avenue"), Thorn Tree Management LLC, a Delaware limited liability company ("TTM"), and Dorothy D. Eweson
(together with Sixth Avenue and TTM, the "Reporting Persons" and each, a "Reporting Person"). The sole member of Sixth Avenue is Dorothy D. Eweson (through her nominee Colpay & Co., a New York general partnership). Sixth Avenue is the sole member of TTM. Attached hereto as Schedule I and incorporated herein by reference is certain information with respect to the officers and managers of Sixth Avenue.

(b) The address of the principal office of each of the Reporting Persons is c/o Keswick Management, 1330 Avenue of the Americas, 27th floor, New York, NY 10019.

(c) The principal business activity of each of the Reporting Persons is investing in businesses of various kinds.

(d) During the past five years, none of the Reporting Persons and, to the best of the knowledge of the Reporting Persons, none of the persons listed on
Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons and, to the best of the knowledge of the Reporting Persons, none of the persons listed on
Schedule I hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dorothy D. Eweson and each of the persons listed on Schedule I are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Shares (as well as certain other assets) were, directly and indirectly, acquired by the Reporting Persons from David H. Peipers in exchange for the cancellation of certain outstanding indebtedness owed by David H. Peipers to Sixth Avenue and Dorothy D. Eweson.

Item 4.  Purpose of Transaction.

         The purpose of the transaction was to cancel certain outstanding indebtedness owed by David H. Peipers to Sixth Avenue and Dorothy D. Eweson. The Shares of the Issuer were acquired solely for investment purposes.

         Each of the Reporting Persons intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

         Other than as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference. Sixth Avenue is the beneficial owner, with shared dispositive and voting power, of 72,076,475 Shares, representing 31.3% of the outstanding shares of the Issuer's Shares. TTM is the beneficial owner, with shared dispositive and voting power, of 22,076,475 Shares representing 9.6% of the outstanding shares of the Issuer's Shares. Dorothy D. Eweson, through her nominee Colpay & Co., is the sole member of Sixth Avenue. Sixth Avenue is the sole member of TTM. As a result of her ownership of all of the outstanding membership interests in Sixth Avenue, Dorothy D. Eweson may be deemed the beneficial owner, with shared dispositive and voting power, of 72,076,475 Shares, the aggregate number of Shares held by Sixth Avenue and TTM, representing 31.3% of the Issuer's Shares. The calculation of the foregoing percentages is based on the number of Shares disclosed as outstanding as of March 14, 2002 by the Issuer in its periodic report on an Amendment to Form 8-K filed with the Securities and Exchange Commission on March 15, 2002.

         Except as disclosed in this Item 5(a), none of the Reporting Persons beneficially owns any Shares or has the right to acquire any Shares.

(b) Each of the Reporting Persons has shared power to vote or to direct the vote or dispose or direct the disposition of those Shares identified in subsection (a) above. The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

         Except as disclosed in this Item 5(b), none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which they may be deemed to beneficially own.

(c) Except as disclosed in this Statement, none of the Reporting Persons has effected any transaction in the Shares during the past 60 days or since the most recent filing on Schedule 13D (ss. 240.13d-191), whichever is less.

(d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Materials to Be Filed as Exhibits.

         Exhibit No.          Description
         1                    Joint Filing Agreement by and among the Reporting
                              Persons

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 2004

                                          SIXTH AVENUE ASSOCIATES LLC


                                          By:  /s/ Philip Kozloff
                                              ----------------------------------
                                              Name:  Philip Kozloff
                                              Title: Manager


                                          By:  /s/ James J. Ruddy
                                              ----------------------------------
                                              Name:  James J. Ruddy
                                              Title: Vice President

                                          THORN TREE MANAGEMENT LLC

                                          By:  SIXTH AVENUE ASSOCIATES LLC


                                               By:  /s/ Philip Kozloff
                                                  ------------------------------
                                                  Name:  Philip Kozloff
                                                  Title: Manager


                                               By:  /s/ James J. Ruddy
                                                  ------------------------------
                                                  Name:  James J. Ruddy
                                                  Title: Vice President


                                          DOROTHY D. EWESON


                                                 /s/ Dorothy D. Eweson
                                          --------------------------------------

                                   SCHEDULE I

              OFFICERS AND MANAGERS OF SIXTH AVENUE ASSOCIATES LLC


-----------------------------------------------------------------------------------------------------------
     Name             Residence/Business Address      Principal Occupation/     Name/Principal Business/
                                                             Employment           Address of Principal
                                                                                       Employment
-----------------------------------------------------------------------------------------------------------
James J. Ruddy        c/o Keswick Management           Investment Management    Keswick Management
                      1330 Avenue of the Americas      Executive                1330 Avenue of the Americas
                      New York, NY 10019                                        New York, NY 10019
-----------------------------------------------------------------------------------------------------------
Crosby R. Smith       c/o Keswick Management           Investment Management    Keswick Management
                      1330 Avenue of the Americas      Executive                1330 Avenue of the Americas
                      New York, NY 10019                                        New York, NY 10019
-----------------------------------------------------------------------------------------------------------
Lawrence R. Glenn     50 Town Cocks Lane               Consultant               c/o Keswick Management
                      Locust Valley, NY 11560                                   1330 Avenue of the Americas
                                                                                New York, NY 10019
-----------------------------------------------------------------------------------------------------------
Philip Kozloff        50 East 89th Street              Consultant               c/o Keswick Management
                      New York, NY 10128                                        1330 Avenue of the Americas
                                                                                New York, NY 10019
-----------------------------------------------------------------------------------------------------------

                                  EXHIBIT INDEX
                                  -------------


         Exhibit No.        Description

         1                  Joint Filing Agreement by and among the Reporting
                            Persons